The PNC Financial Services Group, Inc. and Subsidiaries	EXHIBIT 12.1
Computation of Ratio of Earnings to Fixed Charges (1)

	Year Ended December 31
Dollars in millions	2013		2012		2011		2010		2009

Earnings
Pretax income from continuing operations before adjustment for noncontrolling interests in consolidated subsidiaries or income or loss from equity investees	$4,705		$3,189		$3,785		$3,680		$3,135
Add:
Distributed income of equity investees	242		216		198		167		171
Fixed charges excluding interest on deposits	664		853		951		1,092		1,396
Less:
Noncontrolling interests in pretax income of subsidiaries that have not incurred fixed charges	112		137		154		148		126
Interest capitalized							1		3

Earnings excluding interest on deposits	5,499		4,121		4,780		4,790		4,573
Interest on deposits	344		386		668		963		1,741

Total earnings	$5,843		$4,507		$5,448		$5,753		$6,314

Fixed charges
Interest on borrowed funds	$516		$696		$791		$918		$1,225
Interest component of rentals	148		145		125		134		131
Amortization of notes and debentures			12		35		39		37
Interest capitalized							1		3

Fixed charges excluding interest on deposits	664		853		951		1,092		1,396
Interest on deposits	344		386		668		963		1,741

Total fixed charges	$1,008		$1,239		$1,619		$2,055		$3,137

Ratio of earnings to fixed charges
Excluding interest on deposits	8.28	x	4.83	x	5.03	x	4.39	x	3.28	x
Including interest on deposits	5.80		3.64		3.37		2.80		2.01

(1)	As defined in Item 503(d) of Regulation S-K.